Exhibit 99.1

Mobilicom Launches SwarmiX Family to Capitalize on Industry Shift Toward Drone Swarms & Networked Autonomous Fleets

Connecting More Platforms per Mission Creates Opportunities to Scale Mobilicom’s Hardware and Cybersecurity Software Deployments

Debuting at AUSA 2026, SwarmiX Puts Mobilicom’s Latest Technology in Front of Global Military Leaders and Defense Industry Decision Makers

Palo Alto, California, Oct. 12, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB), a provider of cybersecure solutions for drones and robotics, today announced the launch of SwarmiX, its new family of secure, high-throughput mesh communications solutions built for data-heavy missions at swam scale. With embedded and tactical products, SwarmiX expands Mobilicom’s Secured Autonomy™ portfolio to connect and secure drones, ground robots and military personnel across increasingly complex air and ground missions.

“We believe the transition from individual drones to coordinated autonomous fleets represents a major growth opportunity for Mobilicom and SwarmiX positions us to capitalize on that shift,” said Oren Elkayam, CEO and Founder of Mobilicom. “This launch brings together years of development and our expertise in communications and cybersecurity to address a demanding combination: more connected platforms, far greater data volumes and small, cost-sensitive systems. We are proud to bring these capabilities together in a new product family. As defense customers move from deploying individual units to entire fleets, we see significant potential for more Mobilicom hardware in the field, broader adoption of our cybersecurity software and follow-on demand as expendable platforms are replenished. We see SwarmiX as a significant step forward in positioning Mobilicom for its next phase of growth.”

Modern warfare is driving a fundamental shift from separately operated drones to interconnected fleets and swarms across three emerging applications: manned–unmanned teaming, coordinated loitering munition fleets and counter-UAV interceptor networks. These operations require drones, ground robots, military personnel and vehicles to share video, sensor and command data simultaneously. At this scale, communications must accommodate greater data volumes while managing interference among friendly networks and threats in contested environments. The deployment and replenishment of larger numbers of platforms may create opportunities for higher unit sales and sustained follow-on orders.

SwarmiX aims to address these requirements with throughput up to 1 Gbps, scalable mesh networking designed to connect hundreds of nodes and multi-band spectrum agility, up to 7 GHz, in a single radio. The ability to adapt across frequency bands is designed to help nearby fleets coexist and maintain connectivity under interference and jamming. Onboard computing also aims to enable cybersecurity functions to run directly on the module, combining communications and platform protection in a single unit. The product family combines these capabilities with a compact design optimized for the cost, size, weight and power requirements of small autonomous platforms. Its embedded module integrates into drones and robotics, while its ruggedized tactical unit supports operators, vehicles and launch systems.

Mobilicom is launching SwarmiX at the Association of the United States Army’s (AUSA) 2026 Annual Meeting & Exposition, October 12–14, at the Walter E. Washington Convention Center in Washington, D.C. Attendees can meet the Company in Hall DE, Booth #7305 to explore SwarmiX and its broader portfolio. This event offers an opportunity to showcase SwarmiX performance and capabilities to global defense leaders and industry decision makers while discussing evolving mission requirements. Additionally, it enables teams to pursue key integration opportunities with manufacturers building next-generation autonomous systems.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the potential growth opportunities associated with SwarmiX and the transition toward autonomous fleets and drone swarms; the anticipated capabilities, functionality and performance of SwarmiX; the potential for increased hardware sales, broader adoption of the Company’s cybersecurity software and follow-on demand; and the Company’s ability to pursue integration opportunities with manufacturers of autonomous systems. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Chris Donovan

Mobilicom Ltd

ir@mobilicom.com